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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Martha Stewart Living Omnimedia, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)
573083102
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

13G
CUSIP No.	573083102	Page	2	of	10

1	NAMES OF REPORTING PERSONS: Martha Stewart

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	5	SOLE VOTING POWER:

NUMBER OF		334,916 shares of Class A Common Stock (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		28,671,430 shares of Class A Common Stock (2)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		334,916 shares of Class A Common Stock

WITH:	8	SHARED DISPOSITIVE POWER:

28,671,430 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

29,006,346 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

55.8% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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CUSIP No. 573083102	Page 3 of 10

(1) Includes (i) 5,100 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”) of Martha Stewart Living Omnimedia, Inc. (the “Company”) held directly by the Reporting Person (ii) 300,000 shares of the Company’s Class A Common Stock, which are subject to options exercisable by the Reporting Person within 60 days of December 31, 2005, and (iii) 29,816 shares of Class A Common Stock held by the Martha Stewart 1999 Family Trust (the “1999 Trust”), of which the Reporting Person is the sole trustee.
(2) Includes (i) 1,000,000 shares of Class A Common Stock held by the Martha and Alexis Stewart Charitable Foundation (the “Foundation”), of which the Reporting Person is a co-trustee, (ii) 37,270 shares of Class A Common Stock held by the Martha Stewart 2000 Family Trust (the “2000 Trust”), of which the Reporting Person is a co-trustee, (iii) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, (iv) 750,000 shares of Class A Common Stock held by the Martha Stewart Family Limited Partnership (“MSFLP”), of which the Reporting Person is the general partner, and (v) 26,873,512 shares of the Company’s Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by the Reporting Person as the sole general partner of MSFLP.
(3) Based upon a total of 24,830,576 shares of the Company’s Class A Common Stock outstanding as of November 7, 2005, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, and assumes (i) the conversion of 26,873,512 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock and (ii) the exercise of 300,000 options which are exercisable by Ms. Stewart within 60 days of December 31, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock.
[The remainder of this page intentionally left blank.]

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CUSIP No.	573083102	Page	4	of	10

1	NAMES OF REPORTING PERSONS: The Martha Stewart Family Limited Partnership

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
06-1477498

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Connecticut

	5	SOLE VOTING POWER:

NUMBER OF		0 shares of Class A Common Stock

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		27,623,512 shares of Class A Common Stock (4)

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0 shares of Class A Common Stock

WITH:	8	SHARED DISPOSITIVE POWER:

27,623,512 shares of Class A Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

27,623,512 shares of Class A Common Stock

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑ (See Item 4)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

53.4% (5) (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

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CUSIP No. 573083102	Page 5 of 10

(4) Includes (i) 26,873,512 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of the Company’s Class A Common Stock and (ii) 750,000 shares of Class A Common Stock.
(5) Based upon a total of 24,830,576 shares of Class A Common Stock outstanding as of November 7, 2005, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005, and assumes conversion of all 26,873,512 shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock.

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CUSIP No. 573083102	Page 6 of 10

Item 1.	(a)	Name of Issuer:	Martha Stewart Living Omnimedia, Inc.

	(b)	Address of Issuer’s Principal	11 West 42nd Street, New
		Executive Offices:	York, New York 10036

Item 2.	(a)	Name of Person Filing:	This Schedule 13G is being filed by
and on behalf of the following
persons:
(i) Martha Stewart; and
(ii) Martha Stewart Family Limited
Partnership ("MSFLP")

	(b)	Address of Principal Business	11 West 42nd Street, New
		Office or, if None, Residence:	York, New York 10036

	(c)	Citizenship:	Martha Stewart is a United States
citizen. MSFLP is a limited
partnership organized under the laws
of the State of Connecticut.

	(d)	Title of Class of Securities:	Class A Common Stock, par value
$0.01 per share (the "Class A Common
Stock")

	(e)	CUSIP Number:	573083102

Item 3.	Not applicable as this Schedule is filed pursuant to Rule 13d-1(d)

Item 4.	Ownership.
	(a)	Amount beneficially owned:

MARTHA STEWART: As of the date hereof, the Reporting Person may be deemed to beneficially own 29,006,346 shares of Class A Common Stock. This number includes (i) 5,100 shares of the Company’s Class A Common Stock held directly by the Reporting Person, (ii) 300,000 shares of the Company’s Class A Common Stock, which are subject to options exercisable by the Reporting Person within 60 days of December 31, 2005, (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee, (iv) 1,000,000 shares of Class A Common Stock held by the Foundation, of which the Reporting Person is a co-trustee, (v) 37,270 shares of Class A Common Stock held by the 2000 Trust, of which the Reporting Person is a co-trustee, (vi) 10,648 shares of Class A Common Stock held by M. Stewart, Inc., the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, (vii) 750,000 shares of Class A Common Stock held by MSFLP, of which the Reporting Person is the general partner, and (viii) 26,873,512 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock, and all of which are owned by MSFLP and indirectly owned by the Reporting Person as the sole general partner of MSFLP.

As of the date hereof, the 334,916 shares of Class A Common Stock owned directly by Ms. Stewart are

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CUSIP No. 573083102	Page 7 of 10

subject to a revocable proxy, dated as of October 6, 2004, held by Alexis Stewart. In addition, pursuant to a power of attorney dated October 6, 2004, Ms. Stewart appointed Alexis Stewart as her attorney-in-fact.

MSFLP: 27,623,512 shares of Class A Common Stock. This number includes (i) 26,873,512 shares of Class B Common Stock, each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock and (ii) 750,000 shares of Class A Common Stock. MSFLP disclaims beneficial ownership of all such securities, other than those securities held directly by MSFLP.

As of the date hereof, the 750,000 shares of Class A Common Stock and the 26,873,512 shares of Class B Common Stock owned directly by MSFLP are subject to a revocable proxy, dated October 6, 2004, held by Alexis Stewart.

(b) Percent of class:

MARTHA STEWART: 55.8% (assumes (i) the conversion of 26,873,512 shares of the Company’s Class B Common Stock, each of which is convertible at the option of the holder into one share of Class A Common Stock and (ii) the exercise of 300,000 options which are exercisable by Ms. Stewart within 60 days of December 31, 2005, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock (calculated based on a total of 24,830,576 shares of Class A Common Stock outstanding as of November 7, 2005, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005)).

MSFLP: 53.4% (assumes the conversion of all 26,873,512 shares of Class B Common Stock, but assumes no other exercises or conversions of any other derivative or convertible securities relating to the Class A Common Stock (calculated based on a total of 24,830,576 shares of Class A Common Stock outstanding as of November 7, 2005, as reported in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2005)).

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote:

MARTHA STEWART: 334,916 shares, including (i) 5,100 shares of the Company’s Class A Common Stock held directly by the Reporting Person, (ii) 300,000 shares of the Company’s Class A Common Stock, which are subject to options exercisable by the Reporting Person within 60 days of December 31, 2005, and (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee.

MSFLP: 0 shares of Class A Common Stock.

(ii) Shared power to vote or to direct the vote:

MARTHA STEWART: Ms. Stewart shares voting power with respect to the 28,671,430 shares of Class A Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares voting power with Alexis Stewart, a co-trustee, with respect to the 1,000,000 shares of Class A Common Stock held by the Foundation, (ii) Ms. Stewart, as a co-trustee, shares voting power with Lawrence Shire, a

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CUSIP No. 573083102	Page 8 of 10

co-trustee, of the 2000 Trust, with respect to the 37,270 shares of Class A Common Stock held by the 2000 Trust, (iii) Ms. Stewart shares voting power with M. Stewart, Inc. (of which Ms. Stewart is sole director and executive officer) with respect to the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc, the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, (iv) Ms. Stewart shares voting power with MSFLP with respect to the 750,000 shares of Class A Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, and (v) Ms. Stewart shares voting power with MSFLP with respect to the 26,873,512 shares of the Company’s Class B Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock.

MSFLP: 27,623,512 shares, including (i) 26,873,512 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of the Company’s Class A Common Stock and (ii) 750,000 shares of Class A Common Stock.

(iii) Sole power to dispose or to direct the disposition:

MARTHA STEWART: 334,916 shares, including (i) 5,100 shares of the Company’s Class A Common Stock held directly by the Reporting Person, (ii) 300,000 shares of the Company’s Class A Common Stock, which are subject to options exercisable by the Reporting Person within 60 days of December 31, 2005, and (iii) 29,816 shares of Class A Common Stock held by the 1999 Trust, of which the Reporting Person is the sole trustee.

MSFLP: 0 shares of Class A Common Stock.

(iv) Shared power to dispose or to direct the disposition:

MARTHA STEWART: Ms. Stewart shares dispositive power with respect to the 28,671,430 shares of Class A Common Stock as follows: (i) Ms. Stewart, as a co-trustee, shares dispositive power with Alexis Stewart, a co-trustee, with respect to the 1,000,000 shares of Class A Common Stock held by the Foundation, (ii) Ms. Stewart, as a co-trustee, shares dispositive power with Lawrence Shire, a co-trustee, of the 2000 Trust, with respect to the 37,270 shares of Class A Common Stock held by the 2000 Trust, (iii) Ms. Stewart shares dispositive power with M. Stewart, Inc. (of which Ms. Stewart is sole director and executive officer) with respect to the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc, the general partner of Martha Stewart Partners, L.P., of which the Reporting Person is the sole director, (iv) Ms. Stewart shares dispositive power with MSFLP with respect to the 750,000 shares of Class A Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, and (v) Ms. Stewart shares dispositive power with MSFLP with respect to the 26,873,512 shares of the Company’s Class B Common Stock held indirectly by Ms. Stewart as the sole general partner of MSFLP, each of which is convertible at the option of the holder into one share of the Company’s Class A Common Stock.

MSFLP: 27,623,512 shares, including (i) 26,873,512 shares of Class B Common Stock, each of which is convertible at the option of the holder into an equivalent number of shares of the Company’s Class A Common Stock and (ii) 750,000 shares of Class A Common Stock.

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CUSIP No. 573083102	Page 9 of 10

Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Lawrence Shire and Martha Stewart, as a co-trustees of the 2000 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 37,270 shares of Class A Common Stock owned by the 2000 Trust. M. Stewart, Inc., of which Martha Stewart is the sole director and an executive officer, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 10,648 shares of Class A Common Stock owned by M. Stewart, Inc. Alexis Stewart and Martha Stewart, as a co-trustees of the Foundation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000,000 shares of Class A Common Stock owned by the Foundation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

By virtue of the relationships described in Item 4(a) above, Ms. Stewart and MSFLP may be deemed to have become members of a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934. Each of the Foundation, M. Stewart, Inc., the 1999 Trust, the 2000 Trust, Alexis Stewart (both as an individual and as a co-trustee of the Foundation) and Lawrence Shire (as a co-trustee of the 2000 Trust), report separately on Schedules 13D.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

[The remainder of this page intentionally left blank.]

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CUSIP No. 573083102	Page 10 of 10

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2006	/s/ Alexis Stewart*
Alexis Stewart, as Attorney-in-fact to Martha Stewart

THE MARTHA STEWART FAMILY LIMITED PARTNERSHIP
	By:	/s/ Alexis Stewart*

Alexis Stewart, as Attorney-in-fact to Martha Stewart, General Partner

*This statement has been signed on behalf of a person by an authorized representative, evidence of the representative’s authority to sign on behalf of such person is incorporated by reference to the Schedule 13G filed on behalf of the Reporting Person dated July 29, 2005 filed with the Securities and Exchange Commission on August 2, 2005.